DEXIA
Group

02 DEC 10 AM 11:29

The Secretary-General

02060924

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

December 5th, 2002

Attention: Special Counsel/Office of International Corporate Finance

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

Please find enclosed the English version of the press releases issued by Dexia today.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Yours faithfully

p.o. E. du Roy de Blicquy
Secretary General

PRESS RELEASE

DEXIA

Press - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

EMBARGO 5.40 pm
05/12/2002 11 p.

Activity and Results as of September 30th, 2002

- **Net Income: € 957 million (-13.3%)**
- **Implementation of new commercial and operational measures in the Netherlands**

RESULTS FOR THE FIRST 9 MONTHS OF 2002

GROSS OPERATING INCOME: € 1,522 MILLION	(€ 1,830 MILLION AS OF 09/30/2001)[1]
NET INCOME: € 957 MILLION	(€ 1,104 MILLION AS OF 09/30/2001)[1]
EARNINGS PER SHARE: € 0.83	(€ 0.96 IN THE 9 FIRST MONTHS OF 2001)[1]
ANNUALIZED RETURN ON EQUITY[2]: 16.0%	(18.8% IN THE 9 FIRST MONTHS OF 2001)[1]

3RD QUARTER 2002[1] RESULTS

GROSS OPERATING INCOME: € 348 MILLION	(€ 474 MILLION AS OF Q3 2001)[1]
NET INCOME: € 175 MILLION	(€ 280 MILLION AS OF Q3 2001)[1]

I Consolidated Results

(n Millions of €)	3rd Quarter 2002	3rd Quarter [1] 2001	**Growth** **Total** *Underlying*	**9 months 2002**	9 months[1] 2001	**Growth** **Total** *Underlying*
Revenues	*1,129*	*1,321*	***- 14.5%*** ***-13.6%***	*3,904*	*4,246*	***- 8.0%*** ***-7.5%***
Costs	*- 782*	*- 847*	*- 7.7%* ***-10.0%***	*- 2,382*	*- 2,416*	***- 1.4%*** -3.2%
❑ *Gross Operating Income*	*348*	*474*	***- 27.6%*** ***-20.1%***	*1,522*	*1,830*	***- 16.8%*** ***-13.9%***
Cost of Risk	*- 456*	*- 52*	***x 8.8*** ***+6.1%***	*- 582*	*-173*	***x 3.4*** ***-16.0%***
Net Gains and Write Downs on LT Investments	*-41*	*+8*	***n.m.*** ***n.m.***	*-20*	*60*	***n.m.*** ***n.m.***
Amortization of Goodwill	*- 14*	*- 21*	***- 31.3%*** -31.3%	*- 39*	*-46*	***- 14.0%*** -14.0%
Taxes	*264*	*-115*	***n.m.*** ***-6.5%***	*+20*	*-502*	***n.m.*** ***-12.2%***
Net Earnings from Equity Accounted Companies	*7*	*9*	***-23.9%*** ***-23.5%***	*40*	*33*	***+21.8%*** ***+21.8%***
Allocation (-) or Write-back (+) to the GBRR	*+89*	*-11*	***n.m.***	*+82*	*-44*	***n.m.***
Minority Interests	*21*	*13*	***+ 56.1%*** ***+27.3%***	*66*	*54*	***+22.0%*** ***+11.4%***
❑ *Net Income*	*175*	*280*	***- 37.3%*** ***-25.7%***	*957*	*1,104*	***- 13.3%*** ***-10.7%***

Dexia's Board of Directors met on December 5th, 2002. It approved the Group's accounts as of September 30th, 2002.

Revenues, i.e. € 3,904 million, showed a reduction by - 8.0% compared to the same period last year. Excluding extraordinary and nonrecurring revenues, the decrease amounted to - 7.5%. Such a decrease takes place in a period of highly unstable financial markets, particularly in the 3rd quarter, which influenced, at varying degrees, all of the Group's business lines, except the first and most important of all: Public Finance. The latter has indeed seen its underlying revenue grow by + 4.3%. Conversely, Retail Financial Services, Investment Management Services and Capital Markets activities have all seen their income decrease for reasons explained further.

Operating expenses amounted to € 2,382 million, i.e. a decrease by - 1.4% compared to the first 9 months of 2001. However, based on a similar scope, and extraordinary charges excluded, operating expenses have decreased by - 3.2%. This demonstrates that actions decided upon in the beginning of the year and aimed at containing annual operating expenses at a lower level in absolute terms than in 2002 have largely delivered, thanks in particular to the synergies resulting from the integration of Artesia. In the context of this integration, cost reduction objectives – which were in a bracket between € 25 and € 30 million for the whole year – have already been surpassed after 9 months, the achievement as of September 30th being € 33 million. At Group level, the cost reduction objective for the year will be surpassed and the 2002 operating expenses will be far below those of 2001.

Gross Operating Income amounted to € 1,522 million, against € 1,830 million for the first 9 months of 2001, i.e. a decrease by - 16.8%. Based on a similar scope and extraordinary items excluded, the decrease amounts to - 13.9%.

---

[1] Pro-forma

The trend of the underlying gross operating income for the last 6 quarters, indicated in the table below, shows the good results obtained through the cost reduction program launched at the end of 2001.

Excluding exceptional and nonrecurring items (Q2 2001 to Q2 2002: pro-forma)

€ Millions	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Revenues	1,379	1,312	1,362	1,274	1,328	1,133
Costs	-788	-837	-838	-795	-784	-753
Gross Operating Income	592	475	524	480	543	379

Cost of Risk for the first 9 months of 2002 amounted to € 582 million, as opposed to € 173 million over the same period in 2001. It includes an exceptional allowance of € 437 million, mainly written in the 3rd quarter of 2002, to cover measures taken at Dexia Bank Nederland, which will be explained later on in this paper. Excluding this exceptional allowance, and based on a similar scope, the cost of risk for the first 9 months has decreased. It is now € 145 million, i.e. € 28 million less than the same period of 2001. The cost of risk for the 3rd quarter 2002, extraordinary provisions excluded, amounted to € 55 million, i.e. slightly less than the average of the previous 6 quarters.

Corporate tax is a credit of € + 20 million against a charge of € - 502 million for the first 9 months in the previous year. Such an evolution is due to the exceptional provisions, as indicated above, as well as the impairment of value regarding Dexia Bank Nederland (see below, page 9).

The General Banking Risk Reserve was reduced by € 82 million for the first 9 months of 2002, as opposed to a € 44 million allowance over the same period in 2001.

Net Income, at € 957 million, decreased by - 13.3%, and by - 10.7% based on a similar scope and extraordinary items excluded.

ROE (Return on Equity) amounted to 16.0%[2] on a yearly basis. It was 18.8%[2] over the same period in 2001.

Net Income per Share amounted to € 0.83 for the first 9 months of the year. It was € 0.96 for the first 9 months of 2001.

Group Tier One Ratio ended at 9.2% on Sept. 30th 2002. It was 9.3% end of June 2002.

II Business Operations and Underlying Results of the Business Lines

Apart from the fact that the 3rd quarter is generally less active than the rest of the year, the overall context of the economy and the stock markets over the 3rd quarter of 2002 worsened compared to the first six months. Dexia was not spared, although its different business lines were influenced at different degrees. Once again, the resilience of the Group's first business line, and its ability to keep generating recurring profit even in a very bad conjuncture, proved to be very high.

- **Public/Project Finance and Credit Enhancement**

1. Activity

In the first 9 months, the activity has been excellent. ***Production***[3] amounted to € 17.4 billion, an increase of + 33.5% over the same period in 2001. Such remarkable performance contributes to the increase in this business line's income for the present period, but it also – given the duration of the transactions – creates reserves of income for the years to come. ***Long-term credit outstandings***[3] amounted to € 125.5 billion at the end of September 2002, i.e. an increase by + 10.0% over 12 months. In the ***local public sector,*** growth was + 11.4% over a year. ***Project***

[2] If the goodwill relating to the share exchange offer on Dexia-BIL (in 1999), the acquisitions of FSA and Labouchere (in 2000), of Artesia BC, Kempen&Co, and Groupe Financière Opale (in 2001) had been activated and amortized over a period of 20 years, and if the exceptional impairment on the goodwill of Dexia Bank Nederland, in the amount of € 699 million, had been included in the 2002's profit and loss account, the ROE would have been 1.1% in the first 9 months of 2002, compared to 9.6% in the same period in 2001.

[3] Excluding Germany and companies accounted for by the equity method

finance and large corporate sector outstandings remained stable at € 13.4 billion as of September 30th of each year. ***Short-term loans*** stood at € 16.1 billion, i.e. an increase of + 17.0% in 12 months; this figure was € 13.8 billion at the end of September 2001. ***Deposits and assets under management*** for the business line's customers reached € 16.6 billion[4] as of September 30th, 2002. It was at € 15.9 billion at the end of September 2001. ***Insurance*** activities in the business line, catering in particular to local government employees (conducted mainly by Dexia-Sofaxis) and non-private customers (DVV/les Assurances Populaires) also recorded growth, with premiums for the first 9 months of 2002 ahead by + 29.4% compared to the same period last year. Of note, Dexia-Sofaxis received on October 30th the 2002 European Quality Award and has therefore been rewarded for its commitment to quality. Finally, the excellent commercial performance of ***FSA*** (Financial Security Assurance) should be noted too, with a record activity over the first 9 months of the year. The gross present value of premiums (municipal bonds and Asset Backed Securities together) amounted to € 635 million in the period (i.e. + 45.3%), thanks in particular to the municipal sector, which is leader on the US market and whose gross PV premium volume was € 359 million over the period, i.e. a growth of +112.5% compared to the same period in 2001.

2. Underlying Results for the Business line

(excluding extraordinary items and based on a similar scope)

(€ Millions)	9 months 2002	9 months 2001	Growth
Revenues	1,337	1,282	+ 4.3%
Costs	- 481	- 477	+ 1.0%
Gross Operating Income	856	805	+ 6.3%
Net Income	536	446	+ 20.3%

In line with the strong business performance, the business line's results held up very well. ***Revenues*** recorded an increase by + 6.2% (+ 4.3% excluding extraordinary items and changes of scope). Such an increase has been achieved despite the impairment (€ 7 million) of equity assets held by DVV/Les Assurances Populaires, in the 3rd quarter of 2002. Similarly, revenues have also been burdened by the charge borne by FSA to terminate a portfolio of *single name credit default swaps* (€ 43 million spread over the 2nd and 3rd quarters). Finally, the exchange rate of the US$ vis-a-vis the Euro in 2002 also explains € 16 **million of the decrease in revenues** over the first 9 months. The underlying ***gross operating income*** for the first 9 months of 2002 was up + 6.3% thanks to a very limited increase in the business line's underlying costs (+ 1%). The underlying ***cost/income ratio*** has improved and is now 36.0%, coming from 37.2% in the first 9 months of 2001. Such an improvement would have been even better without the exchange rate effect. ***Net income*** recorded an increase of + 10.0% (+ 20.3% based on a similar scope and extraordinary items excluded). ***Return on economic equity*** for the business line remains high at 21.5%, and above group's objective.

Public finance – excluding extraordinary and nonrecurring items (Q2 2001 to Q2 2002: pro-forma)

(€ Millions)	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Revenues	463	417	461	457	463	418
Costs	-158	-162	-170	-168	-158	-155
Gross Operating Income	305	256	290	289	304	263
Cost of Risk	-71	-43	-43	-14	-43	-35
Net Income	158	145	190	199	182	156
Cost/Income Ratio	34.1%	38.7%	37.0%	36.8%	34.3%	37.1%
ROEE (*)	20.8%	19.8%	24.1%	23.9%	22.1%	18.8%

(*) Return on economic equity, annualized

[4] Off balance sheet of Artesia BC not included but estimated at € 3.3 billion.

- **Retail Financial Services** continued to feel the effects of a difficult economic and market environment, characterized by:

  - interest rates remaining at very low levels and providing little room for improvement of the margins;
  - unfavorable market valuations, bearing on mutual funds and unit linked life insurance business (impact: € - 2.9 billion on the off-balance sheet products for the first 9 months, i.e. a reduction by - 12.4% felt mainly in the 2nd and 3rd quarters of 2002);
  - weak customer appetite for products generating commission income;
  - a particularly harsh competition on the part of small market players in Belgium, mainly on passbooks savings accounts.

1. Activity

In this environment, Dexia Bank has seen its total ***customer assets*** increase slightly as opposed to what they were 12 months earlier, to reach € 77.8 billion (+ 0.6%). The existing balance sheet products (deposits, savings bonds and Euro-bonds) have an almost stable volume (€ 54.6 billion) over a year in total. Savings deposits and Euro bonds are up + 8.7% and + 9.7% respectively, whilst savings bonds suffered from the reduction of the long-term interest rates. In such a negative context, mutual funds volumes lost - 1.9% over the same period, to close at € 16.2 billion, and ***insurance products*** in customer portfolios have increased by + 8.6% over the same period to reach € 5.7 billion. The launching, over the last quarters, of structured mutual funds products, and new life-insurance products, together with the renewed interest of the clients for guaranteed yield life insurance, have contributed to this evolution. Outstanding ***customer loans*** have increased by +5.1% in 12 months to close at € 21.7 billion as of September 30th, 2002. Progress was seen particularly in mortgages (+ 6.5% in 12 months), and in SME and self-employed loans (+ 8.4%).

Dexia Bank's ***competitive position*** has been well defended in a highly competitive context of resource gathering mainly in the non-G4* group of competitors.

- (*)The « G4 » is composed of Belgium's 4 main banks: Fortis Bank, Dexia Bank (Cortal Belgique included), KBC and BBL
- « Non-G4 » banks represent together about 25% market shares in balance sheet products.
- As of end of December 2001, Dexia Bank's market shares on the different product ranges were:

Time and demand deposits:	11%	Passbook Savings Account:	17%	Savings Bonds:	28%
Mutual Funds:	15%	Branch 23 Insurance:	19%	Branch 21 Insurance:	8%
IARD Insurance:	4%	Mortgages:	18%	Loans tcf:	14%

Source : BNB

Progression in 8 months (2002) in terms of volumes of the main balance sheet products in Belgium

	Market	Dexia Bank	G4 (Dexia excluded)	Non-G4
Time and demand deposits	-10.3%	+0.2%	-16.3%	-0.5%
Passbook savings accounts	+3.4%	+2.0%	+1.8%	+6.8%
Savings bonds	-4.0%	-7.5%	-6.0%	+3.7%
Total balance sheet deposits	-1.8%	-2.3%	-4.7%	+4.7%

Source : BNB- Households only

2. Underlying Results for the Business Line
(excluding extraordinary items and based on a similar scope)

(€ Millions)	9 months 2002	9 months 2001	Growth
Revenues	1,254	1,335	- 6.0%
Costs	- 1,037	- 1,081	- 4.0%
Gross Operating Income	217	254	- 14.5%
Net Income	137	174	- 21.4%

In these circumstances, underlying ***revenues*** for the business line (€ 1,254 million for the first 9 months of 2002) have decreased by - 6.0%, i.e. € -80 million compared to the same period in 2001. The decrease occurs in the three main components of income:

- *Net interest margin and related income* is down € - 34 million: competition and low interest rates have sustained their negative effects on this type of revenues; improved asset-liability management has only partly compensated the shrinking margin.
- *Commissions and other revenues* remained under pressure with a decrease by € - 24 million in 9 months; this is due to the present lack of customer appetite for added-value products and commission-generating services.
- The *technical and financial margin of insurance activities* has decreased by € - 22 million, despite improved operations. Indeed, equity assets were impaired in the course of the 3rd quarter in the portfolio of insurance companies, in the amount of € 20 million.

Underlying ***Costs*** have decreased significantly over the first 9 months (- 4.0%). It demonstrates that the efforts undertaken in this area by the business line are starting to be visible. This can be seen particularly in the 3rd quarter, as overheads decreased by - 6.5% over the period compared to the second quarter (see table below).

Hence, the underlying ***gross operating income*** of the first 9 months of 2002 closes at € 217 million, down - 14.5% compared to the same period in 2001. Analyzed on a quarterly basis, gross operating income – at € 80 million – has fallen by € -7 million compared to the 2nd quarter, but remains higher than in the 3rd quarter of 2001 (€ 60 million).

Underlying ***net income*** closes at € 137 million, i.e. a decrease by - 21.4% compared to the first 9 months of 2001.

Annualized ***return on economic equity*** stands at 10.3% for the period.

Retail Financial Services - Excluding extraordinary and nonrecurring items (Q2 2001 to Q2 2002: pro-forma)

(€ Millions)	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Revenues	444	429	417	403	441	410
Costs	-356	-368	-354	-353	-354	-331
Gross Operating Income	87	60	63	50	87	80
Cost of Risk	0	-6	-9	-11	-9	-9
Net Income	64	42	38	39	61	38
Cost/Income Ratio	80.3%	85.9%	84.8%	87.5%	80.3%	80.6%
ROEE (*)	13.9%	9.4%	8.4%	8.9%	13.5%	8.6%

(*) return on economic equity, annualized

- In ***Investment Management Services*** (Private Banking, Asset Management, Fund Administration, Equity-related activities) business conditions continued to be highly unfavorable, with a new strong degradation of equity markets in the 3rd quarter of 2002. In addition, Dexia Bank Nederland was confronted with difficulties related to the *share leasing* activity inherited from the former Bank Labouchere. All these elements had a negative influence on both commercial and financial results of the business line.

1. Activity

The various divisions of the business line have experienced contrasting evolutions. ***Private Banking*** customer assets (*share leasing* excluded) stood at € 33.3 billion end of September 2002, down € - 1.0 billion compared to June 30th, 2002; this evolution is largely due to market valuations (€ -1.3 billion) but also to a slight withdrawal (€ - 0.1 billion). Over the first 9 months of the year, outstandings decreased by € 4.9 billion, including € 3.3 million due to market effect. € 1.5 billion of the decrease recorded since the beginning of the year comes from Dexia Bank Nederland where the private banking activity of the former Labouchere has been significantly reduced due to the closing down of most of its private banking centres. In the *share leasing* activity of the former Labouchere, production for the first 9 months of the year was € 0.4 billion whereas redemptions reached € - 0.7 billion. Outstanding loans went thus down - 5.3% over the first 9 months, to close at € 4.0 billion by the end of September 2002.

Asset under management went down in the third quarter to close at € 74.5 billion as of September 30th, i.e. a reduction by € - 9.9 billion (-11.7%) in 9 months. The decrease is largely due to a negative market effect, which accounts for € - 9.2 billion (i.e. - 10.9% of the value of outstandings at the end of 2001). The overall decrease in outstandings over the first 9 months can be broken down as follows: € 3.7 billion from Dexia Bank Nederland (including € 1.5 billion under market effect) and € 6.3 billion in the Group's other business units. In the latter, the influence of market effect (€ - 7.6 billion) was partly compensated by the good commercial performance of all asset management sectors (collective, institutional, discretionary and advisory) for which flows of new assets under management were positive across the board over the period.

In ***Fund Administration,*** *custody* operations were strong, with outstanding volumes reaching € 115.6 billion as of September 30th, i.e. an increase by + 14.4% in 12 months, including the volumes brought in by the new subsidiary in Hong Kong (i.e. € 2.5 billion). The number of transactions has increased by + 47.1% in one year. The *central administration* business has also considerably increased, as the number of portfolios under management has risen by + 58.1% in 12 months. Finally, the indicators for the *transfer agent* business have shown satisfactory trends. The number of transactions executed has increased by + 10.3% in 12 months and the number of accounts has risen by + 29.0%.

Equity-related activities have been negatively impacted by the difficult situation on the stock markets and by the restructuring underway in the Netherlands. Against this background, the activity developed as follows: quasi stability on equity derivatives (premiums increased by + 0.6% compared to the second quarter of the year); reduction of equity brokerage (transaction volumes reduced by - 26% over the quarter).

Concerning **Dexia Bank Nederland**, Dexia Group has launched, during the 3rd quarter, a repositioning and restructuring plan of the subsidiary, which was communicated to the market on October 30th. The main financial consequences of this plan taken up in the September 30th accounts are the following:

- The shareholding entities of Dexia Bank Nederland have impaired their participation in this subsidiary, in the amount of € 1,035 million. This impairment, which takes place in the social accounts has no direct influence on Dexia's consolidated income.

- Exceptional provisions were made, amounting to € 467 million in 2002, in order to cover an additional tranche of restructuring costs (i.e. € 30 million), bad debts (i.e. € 27 million) as well as a generic provision for potential risks and charges (i.e. € 410 million). Provisions now stand at € 497 million.

- Outstanding loans previously securitized by Labouchere (€ 1.3 billion) are now consolidated.

Putting an end – as quickly as possible, and in the best possible conditions – to the bad publicity made to Dexia Bank Nederland's *share leasing* business is a priority for the Group. The pursuit of good customer relations is at that price. Hence, the Bank shall agree to review – and, if need be, to adapt – contracts with clients facing difficulties, or having signed their contracts in circumstances which are debatable. Moreover, the bank will propose

to those customers reaching the term of their contract with a loss, several solutions aimed at spreading it overtime or mitigating its impact.

2. **Underlying Results for the Business Line**
(excluding extraordinary items and based on a similar scope)

(€ Millions)	9 months 2002	9 months 2002	Growth
Revenues	788	883	- 10.8%
Costs	- 520	- 551	- 5.6%
Gross Operating Income	268	332	- 19.4%
Net Income	184	210	- 12.4%

In such difficult market circumstances, particularly in the 3rd quarter, and given the situation and measures taken in the Netherlands, the underlying ***net income*** of the business line as of September 30th, 2002 has decreased by - 12.4% to end at € 184 million (against € 210 million for the first 9 months of 2001). Net profit for the sole 3rd quarter was € 55 million (against € 53 million for the 3rd quarter of 2001). The economic analysis of the results of the business line, i.e. all extraordinary items excluded and at constant scope, is summarized in the following table.

Investment Management Services– excluding extraordinary and nonrecurring items (Q2 01 to Q2 02: pro-forma)

(€ Millions)	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Revenues	298	272	296	271	260	257
Costs	-185	-183	-193	-178	-169	-173
Gross Operating Income	113	89	103	93	91	84
Cost of Risk	-1	-3	-6	+2	-1	-5
Net Income	73	53	78	65	64	55
Cost/Income Ratio	62.1%	67.3%	65.1%	65.8%	64.9%	67.4%
ROEE (*)	38.3%	27.1%	57.9%	42.1%	41.5%	35.9%

(*) Return on economic equity, annualized

Reviewed by sub-segments, the underlying gross operating income shows increases in the 2nd and 3rd quarters in private banking and fund administration, and decreases in the two other divisions.

(€ Millions) (*)	Private banking excl. share leasing		Asset Management		Fund Administration		Equity-related activities	
	Q2 02	Q3 02	Q2 02	Q3 02	Q2 02	Q3 02	Q2 02	Q3 02
Revenues	132	134	48	44	50	52	30	26
Costs	-89	-88	-28	-30	-30	-32	-22	-23
GOI	44	46	19	14	20	21	8	3

(*) Excluding extraordinary and nonrecurring items

Despite this bad environment, ***profitability*** of the business line remains quite strong, and much higher than the Group's objective, with an annualized ROEE of 40.0%.

- **Capital Markets and Treasury Activities**

The sector also recorded a decrease in underlying net income of the first 9 months 2002, at € 212 million compared to € 262 million for the same period in 2001.

Underlying Results for the Business Line (excluding extraordinary items and based on a similar scope)

(€ Millions)	9 months 2002	9 months 2001	Growth
Revenues	411	528	- 22.3%
Costs	-125	-134	- 6.7%
Gross Operating Income	286	394	- 27.5%
Net Income	212	262	- 18.9%

The decrease is due to several factors. First, ***revenues*** were particularly high in the sector in the first 9 months of 2001; the business line then represented 22% of Dexia Group's results. Moreover, it needs to be recalled that, after the acquisition of Artesia, the Group decided to reduce the importance of the latter bank's capital market activities and, more particularly, to diminish the amount of capital allocated to such activities. Therefore revenues were expected to decrease, under the double effect of a reduction in interests on allocated economic equity, and of the reduced activity itself. Finally, the very bad financial markets during the 3rd quarter of 2002 had a significant negative impact on the business line's revenues, whereas the first six months had, much to the contrary, witnessed a strong advance on the budget. The reduction in the 3rd quarter comes in particular from the *credit spread portfolio* in which provisions had to be made, as well as impairments caused by the widening of spreads, particularly on financial institutions' paper held in the portfolio. The reduction of revenues also stems from the proprietary management desk of the former Artesia. This business has been down-scaled since the acquisition: its risk limits have been reduced by two-thirds, so as to bring them in line with Dexia's risk policy. In the bad markets of the third quarter, this desk lost a sizeable portion of the ground it gained during the first half. As for the ***costs***, the evolution was particularly satisfactory in the business line, with a decrease by - 6.7% compared to the first 9 months of 2001. The ***cost/income ratio*** stands at 30.5% for the first 9 months of 2002, against 25.4% for the same period in 2001. In total, despite the decrease of the business line's net income, the ***return on economic equity (ROEE)*** remained above Group's objective, at 23.6% annualized for the first 9 months of 2002, against 24.6% one year earlier.

Capital Markets and Treasury Activities – Excluding extraordinary and nonrecurring items (Q2 2001 to Q2 2002: pro-forma)

(€ millions)	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Revenues	171	182	151	175	164	72
Costs	-44	-44	-47	-45	-40	-40
Gross Operating Income	127	138	104	130	124	32
Cost of Risk	0	+1	-22	+3	-2	-6
Net Income	92	76	70	110	84	19
Cost/Income Ratio	25.7%	24.0%	31.0%	25.9%	24.3%	55.6%
ROEE (*)	26.6%	20.6%	22.4%	38.3%	28.0%	6.2%

(*) Return on economic equity, annualized

III Unallocated – Extraordinary Items

1. Underlying unallocated (excluding extraordinary items and based on a similar scope)

(€ Millions)	9 months 2002	9 months 2001	Δ (€M)
Revenues	- 56	11	- 67
Costs	-168	-167	- 1
Gross Operating Income	- 224	-157	- 67
Net Income	- 227	-149	- 78

The unallocated segment records the revenues from excess capital, and the central costs. The decrease in the net income of this segment (i.e. € -78 million between the first 9 months of 2002 and the same period in 2001) amounts to 53% of the total decrease in the Group's net income (i.e. € - 147 million). Costs being stable, such a decrease mainly stems from revenues. Indeed, in 2002, impairments of equity portfolios amounted to € - 75 million (mainly recorded in the 3rd quarter) against € - 30 million in the first 9 months of 2001. On the other hand, realized capital gains were higher in 2001 than in 2002, by € 22 million.

2. Extraordinary Items

(€ Millions)	9 months 2002	9 months 2001	Δ (€M)
Revenues	170	207	- 37
Costs	-50	-6	- 44
Gross Operating Income	120	201	- 81
Cost of Risk	- 437	0	- 437
Write-downs	- 34	87	- 121
Taxes	386	- 85	+ 471
Allocations (-) or write-backs (+) to the GBRR	+ 82	- 44	+ 127
Net Income	115	161	- 46

The impact of extraordinary items on net income (i.e. € - 46 million between the first 9 months of 2002 and the same period in 2001) represents some 31% of the overall decrease in net income for the Group (i.e. € -147 million). The main extraordinary items in 2002 are as follows:

Revenues: Capital gains, realized on the portfolio of Belgian Government Bonds (OLO), the sale of a participation in Clearstream and other less important holdings (€ 213 million). In the other direction, a charge of € - 59 million took place in the Credit-Linked Notes portfolio in which a fraud occurred in 2000.

Costs: Restructuring expenses for Dexia Bank Nederland (€ 53 million).

Cost of Risk: Exceptional provisions for Dexia Bank Nederland (see above).

Write-downs on long-term investment portfolios: The Group's equity portfolio under management has been hit by the very bad market situation, particularly in the 3rd quarter. Net impairment amounted to € - 34 million in the first 9 months of the year. The main item concerned one participation, previously classified as a portfolio investment, which was reclassified in 2002 as a long term holding. The loss of value of this investment lead the group to consider that its impairment was durable (€ - 49 million).

Taxes: Exceptional allowances at Dexia Bank Nederland and the impairment of assets (see above) have led to an exceptional reduction of the tax burden, i.e. € 378 million.

GBRR: A net write-back has been made in 2002 in the amount of € 82 million, whilst it was a net allocation in the first 9 months of 2001 in the amount of € - 44 million.

Commenting on the results, Pierre RICHARD, CEO and Chairman of Dexia Management Board, declared:

"In a particularly difficult environment, the results for the first nine months demonstrate Dexia's resilience in its strategic business lines. Underlying income of the first business line has increased significantly. As for operating expenses, they have substantially decreased across the group, as a result of the efforts engaged at the end of last year in this direction. Moreover, Dexia, like the rest of the financial industry, suffered from the financial market crisis, which has led, in particular, to impairing portfolios of assets. Dexia has also taken the necessary measures at its Dutch subsidiary and has made significant provisions for that purpose. Despite all this, the Group still produces a high return on equity (16.0%) and the level of its Tier one ratio remains particularly high at 9.2%.

The net income for the whole year 2002 will stand at a quite respectable level given the circumstances, with a decrease of about - 10% compared to last year's."

Exhibit

Main Balance Sheet Items

(€ Billions)	December 2001	September 2002	Trend
Total balance sheet	**351.4**	**337.7**	***-3.9%***
Shareholders' equity	**8.3**	**8.7**	***+3.8%***
Customer deposits	**84.0**	**80.6**	***-4.0%***
Debt securities	**140.9**	**140.8**	***-0.1%***
Customer loans	**156.4**	**151.5**	***-3.2%***
Bonds, equities and other securities	**116.8**	**118.5**	***+1.4%***
Long-term investments	**1.4**	**1.7**	***+18.8%***

Equity Portfolios*

(€ Millions)	Book Value	Market Value 09/30/02	Net Cap. Gain/Loss 09/30/02
▪ **Shares in Equity Acc't Co's**	**470**	n.a.	
▪ **Long term Investments**	**1,234**		
o ***QUOTED***	653	537	-116
o ***NON-QUOTED***	581	581	
▪ **Other Shares**	**1,985**		
Quoted	**1,671**	**1,541**	**-130**
o Insurance Co's portfolios of quoted shares	667	492	-175
o Other quoted shares	1,004	1,049	+45
Of which money/bond funds	*295*	*295*	*0*
Non quoted shares	**314**	**n.a.**	
OF WHICH MONEY/BOND FUNDS	*110*		

(*) Excluding marked to market portfolios and third party risks (unit-linked products...)